SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

Payment of Interest on Own Capital

We inform our shareholders that, as resolved by our shareholders at the 50th Annual General Meeting held on April 30, 2010, we will begin payment of interest on capital (JCP) for the 2009 financial year on May 18, 2010 to shareholders registered as of April 30, 2010. In accordance with applicable legislation and the Eletrobrás by-laws, the amounts of these payments are adjusted by reference to the Selic rate as set out below:

Class of Shares	Value on December 31, 2009	Updated Value May 18,2010
Common	0,409663154	0.422548776
Preferred “A”	2,174044375	2.242427174
Preferred “B”	1,630533281	1.681820380

Payment Conditions

Pursuant to Law no. 9249/95, 15% (fifteen percent) of income tax relating to the amounts of interest on own capital will be retained. Likewise, on that portion of the payment that is adjusted by reference to the Selic rate, a rate of 22.5% (twenty two point five percent) of income tax will be applied.

The withholding of income tax described as mentioned above will not be applied to those shareholders who have provided notice to Eletrobrás of their status as not subject and/or exempt from withholding tax by forwarding Eletrobrás a copy of the “Termo de Declaração e Compromisso”, as published in our Notice to Shareholders dated April 22, 2010.

Payment Instructions

Payment will be made through Banco Bradesco S.A., the depository bank for Eletrobrás shares, by credit to the bank accounts of registered shareholders.

For shareholders whose registration does not contain information on their Bank / Branch / Current Account, interest on own capital will only be credited as of the third day from the date of the updated registration in electronic files of Banco Bradesco S.A., through its branches.

For shareholders who are users of custody trust arrangements, interest on own capital will be credited in accordance with procedures adopted by the applicable stock exchange.

Holders of bearer shares must go to any branch of Banco Bradesco S.A. with their CPF (local Social Security document), ID card, proof of residence and the bearer shares in order to convert these shares into book form for subsequent receipt of the payment. At that time, these holders may pass on their bank account information.

Regarding the holders of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE, payment will be made through JPMorgan Chase Bank, N.A., the depositary bank for the Eletrobrás ADR programs.

NOTICE TO SHAREHOLDERS

The payment date and any other additional information may be obtained through the following web site: www.adr.com

Places of Service

Further information may be obtained through the Bradesco Shareholder Service Center by calling (55 11) 3684-9495, or at any Banco Bradesco S.A. branch.

Final Comments

Any interest on capital not claimed within 3 (three) years of the initial date of payment (May 18, 2010), will revert back to the company in accordance with Item a, Item II of Article 287 of Law 6404 / 76.

We remind our shareholders of the importance of updating your registration data, since the payment of shareholders’ remuneration may only be made to shareholders whose data is updated or who have a current account at any bank registered with Banco Bradesco S.A. To update your registration please go to any branch of Banco Bradesco S.A. with your personal documents.

For further information, please feel free to contact our Management of Shareholders Rights area, using the contact information set out below:

dfsa@eletrobras.com  or

Av. Presidente Vargas, 409 – 9º andar – Rio de Janeiro, RJ – Phones. 55 (21) 2514-4667 or 55 (21) 2514-6206.

Brasília, May 13, 2010.

Armando Casado de Araújo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.